UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☒	Form 10-K	❒	Form 20-F	❒	Form 11-K	❒	Form 10-Q	❒	Form 10D	❒	Form N-SAR	❒	Form N-CSR

For Period Ended:	March 28, 2010
❒	Transition Report on Form 10-K
❒	Transition Report on Form 20-F
❒	Transition Report on Form 11-K
❒	Transition Report on Form 10-Q
❒	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Network Communications, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
2305 Newpoint Parkway
Address of Principal Executive Office (Street and Number)
Lawrenceville, GA 30043
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or  subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Network Communications, Inc., and its wholly-owned subsidiaries, NCID, LLC and other entities and Network Publications Canada, Inc. (collectively, the “Company”), is in the process of finalizing the Company’s consolidated financial statements for the fiscal year ended March 28, 2010. As a result of continued challenges in the markets that it serves, the lack of a rebound in revenue and the inability to secure a new revolving loan facility to replace the current commitment that expires November 2010 and as previously reported on Form 8-K filed on June 7, 2010, the Company and its parent, Gallarus Media Holdings, Inc. (“Holdings”), entered into a forbearance agreement (the “Agreement”) on June 1, 2010 pursuant to which the lenders under the Company’s revolving credit agreement (the “Senior Revolving Loan Agreement”) and under the Company’s senior term loan agreement (the “Senior Term Loan Agreement”) agreed to, among other things, forbear from exercising certain of the lenders’ rights and remedies in respect of or arising out of certain specified defaults that had occurred on June 1, 2010 as a result of the Company not making the interest payment of $9.4 million on its 10 ¾% Senior Note due 2013. The Agreement was to expire on June 20, 2010.  Effective June 18, 2010, Holdings entered into an amendment of the Agreement, pursuant to which the lenders under the Senior Revolving Loan Agreement and the Senior Term Loan Agreement agreed to extend the expiration date of the Agreement to July 12, 2010. In addition, the Company has determined that it has a goodwill impairment loss as of March 28, 2010.  The Company is in the process of completing the annual assessment of goodwill to quantify the amount of the impairment for the fiscal year ended March 28, 2010.  There can be no assurance that the Company can restructure its debts or obtain a new amendment on its forbearance agreement after July 12, 2010.  A new amendment may limit our ability to fund our operations.  If a new amendment is not reached, the senior lenders could require the Company to immediately repay all amounts outstanding under the senior credit facility.  In addition, there would be defaults under the Company’s senior secured notes and senior subordinated notes.  This would have a material adverse effect on the business, financial condition, liquidity and operations of the Company and raise substantial doubt about our ability to continue as a going concern.

Management of the Company has expended considerable time and effort engaging in discussions with its lenders to evaluate various strategic and restructuring alternatives in addition to the required efforts to complete its assessment of goodwill impairment.  Additional time is required to complete the goodwill impairment analysis and the debt classification and disclosures to give effect to the impact of the Agreement and related amendment.  As a result, the Company will not be able to file its Annual Report on Form 10-K for the fiscal year ended March 28, 2010 within the prescribed time period without unreasonable effort and expense.

Forward-Looking Statements
The information provided in this Notification of Late Filing and the attached explanation includes forward-looking statements, including statements regarding our estimated timing for the filing of our Annual Report on Form 10-K for the fiscal year ended March 28, 2010.

PART IV-- OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Gerard P. Parker	(770)	962-7220
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ YES ☐ NO

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has determined that it has a goodwill impairment loss as of March 28, 2010.  The Company is in the process of completing the full analysis to quantify the amount of the goodwill impairment loss.  The goodwill impairment loss for the fiscal year ended March 28, 2010 may be significantly different from the amount of the impairment loss recorded for the fiscal year ended March 29, 2009.

Network Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2010	/s/ Gerard P. Parker
Gerard P. Parker
Senior Vice President and
Chief Financial and Accounting Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).